UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Extension of Forbearance Agreement to Credit Facility

As previously announced, on September 16, 2008, Masonite International Inc. (the “Company”) entered into a forbearance agreement with the lenders that are party to the Company’s credit facility (the “Bank Forbearance Agreement”).  Under the Bank Forbearance Agreement, neither the administrative agent nor the lenders will (i) take action to accelerate the maturity of or terminate the Company’s revolving credit facility or to otherwise enforce payment of the Company’s obligations under the credit agreement, or (ii) exercise any other rights and remedies available to them under the credit agreement or applicable law. The Bank Forbearance Agreement applies to the non-compliance by the Company of certain financial covenants as of June 30 and September 30, 2008. The Bank Forbearance Agreement expired on November 13, 2008.

As previously announced, as a result of its financial performance for the quarters ended June 30, and September 30, 2008 and, based on preliminary financial results for the quarter ended December 31, 2008, the Company was not in compliance as of such dates with certain financial covenants contained in its credit facility, which constituted an event of default under the credit facility. The financial covenants relate to EBITDA metrics and reflect the challenging conditions in the U.S. housing industry.

As previously announced, on November 25, 2008, the Company and its bank lenders entered into an amendment to the Bank Forbearance Agreement to extend the Bank Forbearance Agreement to the earliest of December 19, 2008, any other Event of Default, and any Termination Event as defined in the Bondholder Forbearance Agreement dated November 17, 2008 (as described below).  The amendment with the lenders also provided for the December 19, 2008 deadline to be further extended to January 15, 2009 provided certain conditions were met.  The Bank Forbearance Agreement was further extended to January 15, 2009.

As previously announced, on January 15, 2009, the Company entered into Amendment No. 2 to the Bank Forbearance Agreement with its bank lenders, to further extend the Bank Forbearance Agreement to January 30, 2009.

On February 2, 2009, the Company announced that it has entered into Amendment No. 3 to the Bank Forbearance Agreement, dated as of January 30, 2009, with its bank lenders to further extend the Bank Forbearance Agreement to February 9, 2009.  The Company continues to pursue opportunities to develop an appropriate capital structure to support its long-term strategic plan and business objective.

The description of Amendment No. 3 to the Bank Forbearance Agreement is qualified in its entirety by the form thereof attached as Exhibit 99.1 hereto and which is incorporated by reference herein.

Extension of Bondholder Forbearance Agreement

As previously announced, on November 17, 2008, the Company, Masonite Corporation (the “US Issuer”), Masonite International Corporation (the “Canadian Issuer”), certain subsidiaries of the Company (the “Subsidiaries”), holders (the “Noteholders”) of a majority in principal amount of the Notes that were issued pursuant to those certain indentures, each dated as of October 6, 2006 (collectively, the “Indentures”), and the Bank of New York, as indenture trustee (the “Indenture Trustee”) entered into a forbearance agreement (the “Bondholder Forbearance Agreement”), pursuant to which the Noteholders who signed the Bondholder Forbearance Agreement agreed that until the expiration of the Forbearance Period (as defined in the Bondholder Forbearance Agreement), they (both individually and collectively) will forbear from exercising, and shall direct the Indenture Trustee and any broker or other person that holds the Notes on behalf of such Noteholders not to exercise, any rights and remedies against the Company, the US Issuer, the Canadian Issuer and the Subsidiaries that are available under the Indentures and/or applicable law solely with respect to the failure to make the interest payments due on October 15, 2008 with respect to the Notes (the “Interest Defaults”). The Bondholder Forbearance Agreement has been signed by holders of 94% in principal amount of the Notes issued by the US Issuer (the “US Notes”) and by holders of 58% in principal amount of the Notes issued by the Canadian Issuer (the “Canadian Notes”).

As previously announced, on December 30, 2008, the parties to the Bondholder Forbearance Agreement entered into the First Amended and Restated Forbearance Agreement (the “First Amended Forbearance Agreement”), pursuant to which, (i) the Forbearance Period (as defined in the First Amended Forbearance Agreement) was extended from December 31, 2008 until January 31, 2009, and (ii) the Noteholders agreed that until the expiration of the Forbearance Period, they (both individually and collectively) will forbear from exercising, and shall direct the Indenture Trustee and any broker or other person that holds the Notes on behalf of such Noteholders not to exercise, any rights and remedies against the Company, the US Issuer, the Canadian Issuer and the Subsidiaries that are available under the Indentures and/or applicable law with respect to the failure by the US Issuer and the Canadian Issuer to comply with certain reporting requirements under the Indentures (the “Financial Reporting Defaults”).

On February 2, 2009, the Company announced that the parties to the Bondholder Forbearance Agreement entered into a Second Amended and Restated Forbearance Agreement, dated as of January 30, 2009 (the “Second Amended Forbearance Agreement”), pursuant to which, (i) the Forbearance Period (as defined in the Second Amended Forbearance Agreement) was further extended until February 13, 2009, and (ii) the Noteholders agreed that until the expiration of the Forbearance Period, they (both individually and collectively) will forbear from exercising, and shall direct the Indenture Trustee and any broker or other person that holds the Notes on behalf of such Noteholders not to exercise, any rights and remedies against the Company, the US Issuer, the Canadian Issuer and the Subsidiaries that are available under the Indentures and/or applicable law with respect to the Interest Defaults and the Financial Reporting Defaults.

Absent the Second Amended Forbearance Agreement, holders of the US Notes would have been able to declare the full amount of the US Notes due and payable during the Forbearance Period (as defined in the Second Amended Forbearance Agreement) upon five business days’ notice.

While holders of 30% in principal amount of the Canadian Notes have the ability to declare the full amount of the Canadian Notes due and payable upon five business days’ notice, pursuant to the Second Amended Forbearance Agreement, holders of approximately 57% in principal amount of the Canadian Notes have agreed not to take such action.

The description of the Second Amended Forbearance Agreement is qualified in its entirety by the form thereof attached as Exhibit 99.2 hereto and which is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1	Form of Amendment No. 3 to the Forbearance Agreement, dated January 30, 2009

99.2	Form of Second Amended and Restated Forbearance Agreement, dated January 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: February 2, 2009

	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President, Finance

Exhibit Index

Exhibit No.	Description
99.1	Form of Amendment No. 3 to the Forbearance Agreement, dated January 30, 2009

99.2	Form of Second Amended and Restated Forbearance Agreement, dated January 30, 2009